UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Amendment to Kong Employment Agreement

On December 9, 2025, Currenc Group Inc., an exempted company incorporated and registered in the Cayman Islands (the “Company” or “Currenc”) and Alexander King Ong Kong, the Company’s Chief Executive Officer and Chairman of the Board of Directors of the Company, entered into an Amendment to Employment Agreement (the “Kong Amendment”), which amends the original Amended and Restated Employment Agreement dated August 15, 2025 (the “Kong Employment Agreement”). Pursuant to the terms of the Kong Amendment, if Mr. Kong is terminated or asked to resign as a result of change in control of the Company, in addition to the Final Compensation (as defined in the Kong Amendment), for a period of sixty (60) months following the date of termination, Mr. Kong will be entitled to (i) receive his base salary as per the Kong Employment Agreement, (ii) continue participating in the Company’s group medical and dental plans, (iii) have all unvested equity awards granted to Mr. Kong immediately vest and the restricted period immediately expire and (iv) receive payment for all accrued but unused vacation. Mr. Kong will continue to be entitled to any bonus compensation otherwise payable pursuant to the Kong Employment Agreement and may elect to receive his base salary in a lump sum at time of termination.

Except as described above, the terms of the Kong Employment Agreement remain unchanged.

Second Amendment to Eng Employment Agreement

On December 9, 2025, the Company and Wan Lung Eng, the Company’s Chief Financial Officer, entered into a Second Amendment to Employment Agreement (the “2nd Eng Amendment”), which amends the original Employment Agreement dated April 10, 2025, as amended on October 30, 2025 (the “Eng Employment Agreement”). Pursuant to the terms of the 2nd Eng Amendment, if Mr. Eng is terminated or asked to resign as a result of change in control of the Company, in addition to the Final Compensation (as defined in the 2nd Eng Amendment), for a period of sixty (60) months following the date of termination, Mr. Eng will be entitled to (i) receive his base salary as per the Eng Employment Agreement, (ii) continue participating in the Company’s group medical and dental plans, (iii) have all unvested equity awards granted to Mr. Eng immediately vest and the restricted period expire and (iv) receive payment for all accrued but unused vacation. Mr. Eng will continue to be entitled to any bonus compensation otherwise payable pursuant to the Eng Employment Agreement and may elect to receive his base salary in a lump sum at time of termination.

The 2nd Eng Amendment also provides that in the event Mr. Eng becomes entitled to payments and benefits from the Company in connection with change in control or otherwise (“Company Payments”) and such payments would trigger excise tax under Section 4999 of the Internal Revenue Code, the Company must make an additional “gross-up” payment to Mr. Eng. The “gross-up” payment is intended to cover the excise tax and any related payroll or income taxes, such that Mr. Eng retains the same net amount of the Company Payments as if no excise tax had applied.

Except as described above, the terms of the Eng Employment Agreement remain unchanged.

The foregoing descriptions of the Kong Amendment and the 2nd Eng Amendment are qualified in their entirety by reference to the full text of the Kong Amendment and the 2nd Eng Amendment, respectively, copies of which are attached hereto as Exhibit 10.1 and Exhibit 10.2 to this Report on Form 6-K.

INDEX TO EXHIBITS

Exhibit No.	Description
10.1	Amendment to Employment Agreement, dated as of December 9, 2025, by and between Currenc Group Inc. and Alexander King Ong Kong.
10.2	Second Amendment to Employment Agreement, dated as of December 9, 2025, by and between Currenc Group Inc. and Wan Lung Eng.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 12, 2025

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer

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